Form 40-F
period 2021-10-31
High Tide Inc.
filed 2022-02-02
CIK 1847409

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2021	Commission File Number: 001-40258

HIGH TIDE INC.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant's name into English (if applicable))

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)

5990

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

Unit 112, 11127 – 15 Street N.E.

Calgary, Alberta

Canada T3K 2M4

(403) 770-9435

(Address and telephone number of Registrant’s principal executive offices)

CCS Global Solutions, Inc.

530 Seventh Avenue, Suite 508

New York, New York 10018

(800) 300-5067

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	HITI	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of common shares of the issuer outstanding as of October 31, 2021 was 54,360,028.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒	NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                            ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                 ☐

EXPLANATORY NOTE

High Tide Inc. (the “Company” or “High Tide”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company's common shares are listed on the TSX Venture Exchange and the Nasdaq Stock Market LLC (“NASDAQ”) under the trading symbol “HITI”.

In this annual report, references to “we”, “our”, “us”, the “Company” or “High Tide”, mean High Tide Inc. and our wholly-owned subsidiaries, unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain forward-looking statements that reflect management’s expectations with respect to future events, the Registrant’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “could”, “likely”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking information includes, among other things, information regarding:

●	the competitive and business strategies of the Registrant;
●	the intention to grow the business, operations and potential activities of the Registrant;
●	the intention to maximize the utilization of the Registrant’s existing assets and investments;
●	the expected production capacity of the Registrant;
●	the expected demand for the Registrant’s products;
●	the expected category growth of the Registrant’s products;
●	the expected number of licensed cannabis stores in Canada and its Provinces;
●	the success of the entities that the Registrant acquires and the Registrant’s collaborations;
●	the market for the Registrant’s current and proposed products, as well as the Registrant’s ability to capture market share;
●	the anticipated timing for the release of expected product offerings;
●	the development of affiliated brands, product diversification and future corporate development;
●	expectations with respect to the Registrant’s product development, product offering and the expected sales mix thereof;
●	the ability of the Registrant to source components, products and inventory;

●	the Registrant’s satisfaction of international demand for its products;
●	the Registrant’s plans with respect to importation and exportation;
●	the Registrant’s expectations with respect to harvest;
●	the competitive conditions of the industry and the Registrant’s market expertise;
●	whether the Registrant will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;
●	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian, U.S and other international markets;
●	the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical and adult-use cannabis (and the consumer products derived therefrom) internationally;
●	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;
●	the anticipated future gross sales and margins of the Registrant’s operations and the potential for significant growth or losses;
●	the potential for the Registrant to record future impairment losses;
●	the performance of the Registrant s business and operations;
●	the Registrant’s ability to capitalize on the U.S. market;
●	future steps to be taken in response to COVID-19; and
●	the ability of the Registrant to continue to attract, develop, motivate and retain highly- qualified and skilled employees.

Readers are cautioned that the above list of cautionary statements is not exhaustive.

These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 53 of the Annual Information Form for the year ended October 31, 2021, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks Assessment” on page 30 of the Registrant’s Management’s Discussion & Analysis for the year ended October 31, 2021, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Importantly, forward-looking statements are estimates reflecting Management's current expectations and beliefs, and are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future Management will abide by the business objectives and strategies from time to time established by the Registrant;
●	the Registrant will retain and supplement its Board and Management, or otherwise engage consultants and advisors, having knowledge of the industries (or segments thereof) within which the Registrant may from time to time participate;
●	the Registrant will have sufficient working capital and the ability to obtain the financing required in order to develop its business and continue operations;
●	the Registrant will continue to attract, develop, motivate and retain highly qualified and skilled employees;
●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Registrant conducts its business from time to time, and any other jurisdiction in which the Registrant may conduct its business in the future;
●	the Registrant will be able to generate cash flow from operations, including, through the retail sale of cannabis and cannabis products, and the manufacture and distribution of smoking accessories and cannabis lifestyle products;
●	the Registrant will be able to execute on its business strategy, as in place from time to time;
●	the Registrant will be able to meet the requirements necessary to obtain and/or maintain its governmental authorizations and permits;
●	general economic, financial market, regulatory and political conditions in which the Registrant operates will remain the same;
●	the Registrant will be able to compete in, and remain competitive within, the cannabis industry;
●	cannabis prices will not decline materially;
●	the Registrant will be able to effectively manage anticipated and unanticipated costs; and
●	the Registrant will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws and regulations.

No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Annual Report should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTICE TO UNITED STATES READERS
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”) and certain Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on February 1, 2022, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.2694. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended October 31, 2021 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve-month period ended October 31, 2021 is attached as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2021 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.  Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended October 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Business Conduct and Ethics” (the “Code”) that applies to all members of the Board of Directors, officers, employees, consultants, contractors, and agents of the Company and its affiliates and subsidiaries worldwide. Adherence to this Code is a condition of employment with or providing services to the Company.

The Code is attached hereto as Exhibit 99.8 to this Annual Report on Form 40-F. The code may also be obtained upon request from High Tide Inc.’s head office at #112, 11127 - 15th Street NE, Calgary, AB T3K 2M4, or by viewing the Registrant’s web site at https://hightideinc.com/.

All amendments to the code, and all waivers of the code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant’s web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Nitin Kaushal (Chair), Arthur Kwan and Christian Sinclair. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Our Board of Directors has determined that Nitin Kaushal:

●	qualifies as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F);
●	has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in his financial sophistication (pursuant to Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules); and
●	is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Marketplace Rules).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended October 31, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 69 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Registrant’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Registrant’s external auditors, in accordance with applicable law.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2021, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Accounts payable and accrued liabilities	$17,803	$17,803	$-	$-	$-
Notes payable	$17,493	$5,600	$78	$11,755	$60
Derivative liability	$11,673	$9,980	$1,693	$-	$-
Convertible debentures	$8,163	$946	$-	$7,217	$-
Undiscounted lease obligations	$35,201	$8,454	$12,773	$6,382	$7,592
Total	$90,333	$36,578	$19,803	$26,300	$7,652

NASDAQ CORPORATE GOVERNANCE

The Registrant complies with corporate governance requirements of both the TSX Venture Exchange and NASDAQ. As a foreign private issuer the Registrant is not required to comply with all of the corporate governance requirements of NASDAQ; however, the Registrant adopts best practices consistent with domestic NASDAQ listed companies when appropriate to its circumstances.

The Registrant has reviewed the NASDAQ corporate governance requirements and confirms that except as described below, the Registrant is in compliance with the NASDAQ corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement: Under Rule 5620(c) of the NASDAQ Marketplace Rules, a listed company that is not a limited partnership must provide in its by-laws for a quorum of not less than 33 1/3% of the outstanding shares of the company's common voting stock in respect of all meetings of the holders of its common stock. The Registrant’s Bylaws provide that a quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders entitled to vote at the meeting who hold, in aggregate, at least twenty five percent of the votes attached to the outstanding Common Shares. This quorum requirement is consistent with the laws, customs and practices in Canada.

Further information about the Registrant’s governance practices is included on the Registrant’s website.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 2nd day of February 2022.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2021
99.2	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2021
99.3	Management’s Discussion and Analysis for the year ended October 31, 2021
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Code of Business Conduct and Ethics
99.9	Consent of Ernst & Young LLP
101	Interactive data files with respect to the Annual Consolidated Financial Statements of High Tide Inc. for the fiscal year ended October 31, 2021
104	Cover page formatted as Inline XBRL and contained in Exhibit 101