Form 40-F
period 2022-10-31
High Tide Inc.
filed 2023-01-31
CIK 1847409

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2022	Commission File Number: 001-40258

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	HITI	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of common shares of the issuer outstanding as of October 31, 2022 was 71,021,233

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

High Tide Inc. (the “Corporation,” “Registrant,” or “High Tide”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Corporations common shares are listed on the TSX Venture Exchange and the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “HITI”.

In this annual report, references to “we”, “our”, “us”, the “Corporation,” the “Registrant,” or “High Tide”, mean High Tide Inc. and our wholly-owned subsidiaries, unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”,  “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements  that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:

●	the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed acquisitions);
●	the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
●	the development of the Business and future activities following the date of this MD&A;
●	expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
●	expectations with respect to economic, Business, regulatory and/or competitive factors related to the Company or the cannabis industry generally;

●	the impact of COVID-19 on the Company’s current and future operations;

●	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
●	the Company’s strategic investments and capital expenditures, and related benefits;
●	the distribution methods expected to be used by the Company to deliver its product offerings;
●	the competitive landscape within which the Company operates and the Company’s market share or reach;

●	the performance of Business operations and activities of the Company;
●	the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the lion’s share of the increase;
●	the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
●	the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
●	the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
●	the anticipated sales from continuing operations for the fiscal year ending October 31, 2023;
●	the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program, connectFirst Credit Facility and/or any future offering;
●	the Company’s expected use of the net proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering;
●	the anticipated effects of the ATM Program and connectFirst Credit Facility and/or any future offering on the Business and operations of the Company;
●	the listing of Common Shares offered in the ATM Program and/or any future offering;
●	the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein, including licensing this technology towards the end of 2023;
●	the Company’s ability to generate cash flow from operations and from financing activities;
●	the Company continuing to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year;
●	the Company continuing to integrate and expand its CBD brands;
●	Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
●	the Company hitting its forecasted revenue and sales projections for the first quarter of 2023; and
●	the Company launching additional Cabana Cannabis Co. and NuLeaf Naturals branded SKUs on the timelines outlined herein.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward looking statements, as forward looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the Business objectives and strategies from time to time established by the Company;
●	the Company will retain and supplement its Board and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate;
●	the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its Business and operations;
●	the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;
●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts Business and any other jurisdiction in which the Company may conduct Business in the future;
●	the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;
●	the Company will be able to execute on its Business strategy as anticipated;
●	the Company will be able to meet the requirements necessary to obtain and/or maintain Authorizations required to conduct the Business;
●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Company or its Business;
●	the Company will be able to successfully compete in the cannabis industry;
●	cannabis prices will not decline materially;
●	the Company will be able to effectively manage anticipated and unanticipated costs;
●	the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws;
●	the Company will be able to conduct its operations in a safe, efficient and effective manner;
●	general market conditions will be favourable with respect to the Company’s future plans and goals;
●	the Company will complete the ATM Program;
●	the Company’s will use of the net proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering as outlined;
●	the Company will list the Common Shares offered in the ATM Program and/or any future offering;

●	the ATM Program and connectFirst Credit Facility and/or any future offering will have the anticipated effects on the Business and operations of the Company;
●	the Company will reach the anticipated sales from continuing operations for the financial year ending October 31, 2023;
●	the Company will complete its proposed acquisitions;
●	same-store sales and consolidated gross margins will continue to increase in the first fiscal quarter of 2023 and beyond;
●	the Company will make meaningful increases to its revenue profile;
●	the Company will continue to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year;
●	the Company will hit its forecasted revenue and sales projections for the first fiscal quarter of 2023;
●	the Company will deploy Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein and license this technology;
●	the Company will launch additional Cabana Cannabis Co. and NuLeaf Naturals branded SKUs on the timelines disclosed herein;
●	the Company will add the additional cannabis retail store locations to the Business, with Ontario representing the lion’s share of the increase, and remain on a positive growth trajectory;
●	the Company will complete the development of its cannabis retail stores;
●	the Company will continue to integrate and expand its CBD brands;
●	Cabana Club and Cabana ELITE loyalty programs membership will continue to increase; and
●	the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this MD&A and in documents incorporated by reference herein include:

●	the Company’s inability to attract and retain qualified members of Management to grow the Business and its operations;
●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;

●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other first parties;
●	the Company’s failure to complete future acquisitions or enter into strategic Business relationships;
●	interruptions or shortages in the supply of cannabis from time to time available to support the Company’s operations from time to time;
●	unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its Business and operations, including the Company’s inability to respond or adapt to such changes;
●	the Company’s inability to secure or maintain favourable lease arrangements or the required Authorizations necessary to conduct the Business and operations and meet its targets;
●	the Company’s inability to secure desirable retail cannabis store locations on favourable terms;
●	the Company will be unable to add any additional cannabis retail store locations to its Business;
●	risks relating to projections of the Company’s operations;
●	the Company’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company;
●	the Company will not complete the ATM Program;
●	the Company’s inability to list the Common Shares offered in the ATM Program and/or any future offering;
●	the Company’s failure to utilize the use of proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering as expected;
●	the ATM Program and connectFirst Credit Facility and/or any future offering will not have the anticipated effects on the Business and operations of the Company;
●	the Company inability to complete its proposed acquisitions;
●	same-store sales and/or consolidated gross margins will not increase, but decease and/or plateau;
●	the Company will not hit its forecasted revenue and sales projections for the first fiscal quarter of 2023;
●	Cabana Club and/or Cabana ELITE loyalty programs membership will decrease and/or plateau;
●	the Company will be unable to deploy Fastendr™ technology across the Company’s retail stores or upon on the timelines anticipated and will not be able to license this technology;
●	the Company will be unable to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year, but that it will decease and/or plateau;
●	risk that the Company will be unable to launch additional Cabana Cannabis Co. and/or Nuleaf Naturals branded SKUs on the timelines disclosed herein or at all;
●	the Company will be unable to continue to integrate and expand its CBD brands;

●	the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions;
●	the Company will be unable to complete the development of any or all of its cannabis retail stores;
●	risks surrounding the legality of Delta-8 derived from hemp;
●	risks surrounding the uncertainty and legality of Delta-8 and Delta-9 state to state;
●	risk that the DEA could consider the Company’s Delta-8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States;
●	risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or this in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws;
●	risk that the Company’s Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana;
●	risks surrounding the sale of Hemp seeds;
●	risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all Business operations, (ii) be subject to other civil or criminal sanctions and/or (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and
●	risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.
●	Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.
●	In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future Business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.
●	These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” and “Risk Assessment” in this MD&A.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program and connectFirst Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

NOTICE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.2, and incorporated herein by reference, to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on January 30, 2023 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3356. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended October 31, 2022 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve-month period ended October 31, 2022 is attached as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis of financial condition and results of operations for the twelve-month period ended October 31, 2022 is attached as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls Over Financial Reporting in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2022 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended October 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the SEC), entitled “Code of Business Conduct and Ethics” (the “Code”). This Code applies to all members of the Board of Directors, officers, employees, consultants, contractors, and agents of the Corporation and its affiliates and subsidiaries worldwide. Adherence to this Code is a condition of employment with or providing services to the Corporation.

The Code is attached hereto as Exhibit 99.8 to this Annual Report on Form 40-F. The code may also be obtained upon request from High Tide Inc.’s head office at #112, 11127 - 15th Street NE, Calgary, AB T3K 2M4, or by viewing the Registrant’s web site at https://hightideinc.com/wp-content/uploads/2022/01/Schedule-F-Code-of-Ethics-Final.pdf

All amendments to the code, and all waivers of the code with respect to any director, executive officer, or principal financial and accounting officers, will be posted on the Registrant’s web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Nitin Kaushal (Chair), Arthur Kwan, and Christian Sinclair. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2022, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

:
	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Accounts payable and accrued liabilities	$29,369	$29,369	$-	$-	$-
Notes payable	$12,257	$-	$-	$12,257	$-
Derivative liability	$6,336	$6,336	$-	$-	$-
Convertible debentures	$7,466	$2,696	$4,770	$-	$-
Undiscounted lease obligations	$33,769	$6,336	$11,533	$7,437	$8,462
Total	$89,197	$44,737	$16,303	$19,694	$8,462

NASDAQ CORPORATE GOVERNANCE

The Registrant is a foreign private issuer and its common shares are listed on the NASDAQ.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant has reviewed the NASDAQ corporate governance requirements and confirms that except as described below, the Registrant is in compliance with the NASDAQ corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement: The Registrant does not follow Rule 5620(c). Under Rule 5620(c) of the NASDAQ Marketplace Rules, a listed company that is not a limited partnership must provide in its by-laws for a quorum of not less than 33 1/3% of the outstanding shares of the company's common voting stock in respect of all meetings of the holders of its common stock. The Registrant’s Bylaws provide that a quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders entitled to vote at the meeting who hold, in aggregate, at least twenty five percent of the votes attached to the outstanding Common Shares. This quorum requirement is consistent with the laws, customs, and practices in Canada.

Further information about the Registrant’s governance practices is included on the Registrant’s website.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix (reporting year ended October 31, 2022) (as of December 6, 2022)

Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	5
LGBTQ+	0
Did not disclose Demographic Background	0

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2022
99.2	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2022
99.3	Management’s Discussion and Analysis for the year ended October 31, 2022
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Code of Business Conduct and Ethics
99.9	Consent of Ernst & Young LLP, PCAOB ID No. 1263

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 30th day of January, 2023.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer