Form 40-F/A
period 2022-10-31
High Tide Inc.
filed 2023-02-15
CIK 1847409

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2022	Commission File Number: 001-40258

HIGH TIDE INC.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                       ☐

EXPLANATORY NOTE FOR AMENDMENT NO. 1

This Amendment No. 1 to the Annual Report on Form 40-F of High Tide Inc. (the “Corporation,” “Registrant,” or “High Tide”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2023 (the “Original Annual Report”), is being filed with the SEC by the Company to correct inadvertent typographical errors contained in certain sections of the Original Annual Report, including the Explanatory Note, Forward Looking Statements, Cautionary Note Regarding Future Oriented Financial Information Sections, Principal Documents, Disclosure Controls and Procedures, and Management’s Annual Report on Internal Control Over Financial Reporting sections as well as the Exhibit Index and within Exhibit 99.2 (Audited Consolidated Financial Statements for the fiscal year ended October 31, 2022) and within Exhibit 99.3 (Management’s Discussion and Analysis for the year ended October 31, 2022), which resulted from an inadvertent technical error with the Edgar filing agent.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report and the Registrant’s other SEC filings.

EXPLANATORY NOTE

High Tide Inc. (the “Corporation,” “Registrant,” or “High Tide”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Corporation’s common shares are listed on the TSX Venture Exchange and the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “HITI”.

In this annual report, references to “we”, “our”, “us”, the “Corporation,” the “Registrant,” or “High Tide”, mean High Tide Inc. and our wholly-owned subsidiaries, unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report and the Annual Information Form for the year ended October 31, 2022, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and in the other documents incorporated by reference in this Annual Report, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of applicable securities laws, including under the United States Private Securities Litigation Reform Act of 1995, and are based on assumptions, expectations, estimates and projections as at the date of this Annual Report. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”,  “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this Annual Report and in documents incorporated by reference herein include, but are not limited to, statements with respect to:

●	the business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones;
●	the Corporation’s future growth prospects and intentions to pursue one or more viable business opportunities;

●	the development of the business and future activities following the date of this Annual Report;
●	expectations relating to market size and anticipated growth in the jurisdictions within which the Corporation may from time to time operate or contemplate future operations;
●	expectations with respect to economic, business, regulatory and/or competitive factors related to the Corporation or the cannabis industry generally;
●	the impact of COVID-19 on the Corporation’s current and future operations;
●	the market for the Corporation’s current and proposed product offerings, as well as the Corporation’s ability to capture market share;
●	the Corporation’s strategic investments and capital expenditures, and related benefits;
●	the distribution methods expected to be used by the Corporation to deliver its product offerings;
●	the competitive landscape within which the Corporation operates and the Corporation’s market share or reach;
●	the performance of the business and the operations and activities of the Corporation;
●	the Corporation’s ability to generate cash flow from operations and from financing activities;
●	the Corporation’s ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof;
●	the realization of cost savings, synergies or benefits from the Corporation’s recent and proposed acquisitions, and the Corporation’s ability to successfully integrate the operations of any business acquired within the business;
●	the Corporation’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
●	the intention of the Corporation to complete the at-the-market equity offering program (“ATM Program”) and any additional offering of securities of the Corporation and the aggregate amount of the total proceeds that the Corporation will receive pursuant to the ATM Program, April 2022 Credit Facilities, September 2022 Credit Facility and/or any future offering;
●	the Corporation’s expected use of the net proceeds from the ATM Program, April 2022 Credit Facilities, September 2022 Credit Facility and/or any future offering;
●	the anticipated effects of the ATM Program, April 2022 Credit Facilities, September 2022 Credit Facility and/or any future offering on the business and operations of the Corporation;
●	the listing of common shares offered in the ATM Program and/or any future offering; and
●	the Corporation’s ability to generate cash flow from operations and from financing activities.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this Annual Report and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the business objectives and strategies from time to time established by the Corporation;
●	the Corporation will retain and supplement its Board and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Corporation may from time to time participate;
●	the Corporation will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations;
●	the Corporation will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;
●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Corporation conducts business and any other jurisdiction in which the Corporation may conduct business in the future;
●	the Corporation will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;
●	the Corporation will be able to execute on its business strategy as anticipated;
●	the Corporation will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business;
●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Corporation or its business;
●	the Corporation will be able to successfully compete in the cannabis industry;
●	cannabis prices will not decline materially;
●	the Corporation will be able to effectively manage anticipated and unanticipated costs;
●	the Corporation will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws;
●	the Corporation will be able to conduct its operations in a safe, efficient and effective manner;
●	general market conditions will be favourable with respect to the Corporation’s future plans and goals;
●	the Corporation will complete the ATM Program;
●	the Corporation will use the net proceeds from the ATM Program, September 2022 Credit Facility and/or any future offering as outlined;

●	the Corporation will list the common shares offered in the ATM Program and/or any future offering;
●	the Corporation will make interest payments for the April 2022 Credit Facilities, 2022 June Debt Financing and September 2022 Credit Facility;
●	the ATM Program, April 2022 Credit Facilities and September 2022 Credit Facility and/or any future offering will have the anticipated effects on the business and operations of the Corporation;
●	the Corporation will reach the anticipated sales from continuing operations for the financial year ending October 31, 2023;
●	the Corporation will complete its proposed acquisitions;
●	same-store sales and consolidated gross margins will continue to increase in the first fiscal quarter of 2023 and beyond;
●	the Corporation will make meaningful increases to its revenue profile;
●	the Corporation will continue to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year;
●	the Corporation will hit its forecasted revenue and sales projections for the first fiscal quarter of 2023;
●	the Corporation will complete the development of its cannabis retail stores; and
●	the Corporation will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this Annual Report and in documents incorporated by reference herein include:

●	the Corporation’s inability to attract and retain qualified members of Management to grow the business and its operations;
●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;
●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties;
●	the Corporation’s failure to complete future acquisitions or enter into strategic business relationships;
●	interruptions or shortages in the supply of cannabis from time to time available to support the Corporation’s operations from time to time;

●	unanticipated changes in the cannabis industry in the jurisdictions within which the Corporation may from time to time conduct its business and operations, including the Corporation’s inability to respond or adapt to such changes;
●	the Corporation’s inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets;
●	the Corporation’s inability to secure desirable retail cannabis store locations on favourable terms;
●	risks relating to projections of the Corporation’s operations;
●	the Corporation will not complete the ATM Program;
●	the Corporation’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Corporation;
●	the Corporation’s inability to list the common shares offered in the ATM Program and/or in any future offering;
●	the Corporation’s failure to utilize the use of proceeds from the ATM Program, April 2022 Credit Facilities and September 2022 Credit Facility and/or any future offering as expected;
●	the Corporation’s inability to make interest payments for the April 2022 Credit Facilities, 2022 June Debt Financing and September 2022 Credit Facility;
●	the Corporation’s inability to complete its proposed acquisitions;
●	same-store sales and/or consolidated gross margins will not increase, but decease and/or plateau;
●	the Corporation will not hit its forecasted revenue and sales projections for the first fiscal quarter of 2023;
●	the Corporation will be unable to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year, but that it will decease and/or plateau;
●	the Corporation will be unable to continue to integrate and expand its CBD brands;
●	the Corporation will be unable to complete the development of any or all of its cannabis retail stores;
●	risks surrounding the legality of Delta-8 derived from Hemp;
●	risks surrounding the uncertainty and legality of Delta-8 and Delta-9 state to state;
●	risk that the DEA could consider the Corporation’s Delta-8 products an illegal controlled substance under the U.S. CSA or Federal Analogue Act in the United States;
●	risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or this in-process Hemp extract are/is a Schedule I controlled substance in violation of the U.S. CSA and similar State laws;
●	risk that the Corporation’s Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana;

●	risks surrounding the sale of Hemp seeds;
●	risk that should the Corporation become subject to enforcement action by federal or state agencies, the Corporation could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions and/or (iii) be required to defend against such enforcement and if unsuccessful could cause the Corporation to cease its operations; and
●	risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the common shares on the TSXV and Nasdaq.

Readers are cautioned that the foregoing list of factors are not exhaustive. The Corporation provides no assurance that forward-looking statements contained in this Annual Report and documents incorporated by reference herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements, and, in evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and in the other documents incorporated by reference herein, which may cause actual results to differ materially from the results, performance or achievements of the Corporation expressed or implied by any forward-looking statements.

The forward-looking statements contained herein are made as of the date of this Annual Report and as of the date of the documents incorporated by reference herein, and except as required by applicable securities laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Annual Report, and documents incorporated by reference herein, may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws and analogous U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Corporation’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital expenditures and operating costs, taxation rates for the Corporation and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Annual Report, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation’s products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the business, (iii) the Corporation’s ongoing inventory levels, and operating cost estimates, and (iv) the Corporation’s net proceeds from the ATM Program, April 2022 Credit Facilities and September 2022 Credit Facility. The FOFI or financial outlook contained in this Annual Report, and in documents incorporated by reference herein do not purport to present the Corporation’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Factors”, FOFI or financial outlook within the Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this Annual Report, and in documents incorporated by reference herein. Except as required by applicable securities laws, the Corporation does not intend, and does not assume any obligation, to update such FOFI.

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

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis of financial condition and results of operations for the twelve-month period ended October 31, 2022 is attached as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls Over Financial Reporting in the 2022 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2022 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.  Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

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

The Audit Committee is comprised of Nitin Kaushal (Chair), Arthur Kwan, and Christian Sinclair. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

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

Shareholder Meeting Quorum Requirement: The Registrant does not follow Rule 5620(c). Under Rule 5620(c) of the NASDAQ Marketplace Rules, a listed company that is not a limited partnership must provide in its by-laws for a quorum of not less than 33 1/3% of the outstanding shares of the company’s common voting stock in respect of all meetings of the holders of its common stock. The Registrant’s Bylaws provide that a quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders entitled to vote at the meeting who hold, in aggregate, at least twenty five percent of the votes attached to the outstanding Common Shares. This quorum requirement is consistent with the laws, customs, and practices in Canada.

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

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1*	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2022
99.2**	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2022
99.3**	Management’s Discussion and Analysis for the year ended October 31, 2022
99.4**	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Code of Business Conduct and Ethics
99.9**	Consent of Ernst & Young LLP, PCAOB ID No. 1263
101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed

** Filed herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 15 day of February, 2023.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer