Form 40-F
period 2023-10-31
High Tide Inc.
filed 2024-01-29
CIK 1847409

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2023	Commission File Number: 001-40258

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

The number of common shares of the issuer outstanding as of October 31, 2023 was 71,021,233

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

Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:

●	the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed acquisitions);
●	the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
●	the development of the Business and future activities following the date of this MD&A;
●	expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
●	expectations with respect to economic, Business, regulatory and/or competitive factors related to the Company or the cannabis industry generally;

●	the impact of COVID-19 on the Company’s current and future operations;

●	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
●	the Company’s strategic investments and capital expenditures, and related benefits;
●	the distribution methods expected to be used by the Company to deliver its product offerings;
●	the competitive landscape within which the Company operates and the Company’s market share or reach;

●	the performance of Business operations and activities of the Company;
●	the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the lion’s share of the increase;
●	the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
●	the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
●	the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
●	the anticipated sales from continuing operations for the fiscal year ending October 31, 2024;
●	the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program, connectFirst Credit Facility and/or any future offering;
●	the Company’s expected use of the net proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering;
●	the anticipated effects of the ATM Program and connectFirst Credit Facility and/or any future offering on the Business and operations of the Company;
●	the listing of Common Shares offered in the ATM Program and/or any future offering;
●	the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein, including licensing this technology towards the end of 2024;
●	the Company’s ability to generate cash flow from operations and from financing activities;
●	the Company continuing to increase its revenue through the first fiscal quarter of 2024, and the remainder of the year;
●	the Company continuing to integrate and expand its CBD brands;
●	Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
●	the Company hitting its forecasted revenue and sales projections for the first quarter of 2024; and
●	the Company launching additional Cabana Cannabis Co. and NuLeaf Naturals branded SKUs on the timelines outlined herein.

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

●	current and future members of Management will abide by the Business objectives and strategies from time to time established by the Company;
●	the Company will retain and supplement its Board and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate;
●	the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its Business and operations;
●	the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;
●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts Business and any other jurisdiction in which the Company may conduct Business in the future;
●	the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;
●	the Company will be able to execute on its Business strategy as anticipated;
●	the Company will be able to meet the requirements necessary to obtain and/or maintain Authorizations required to conduct the Business;
●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Company or its Business;
●	the Company will be able to successfully compete in the cannabis industry;
●	cannabis prices will not decline materially;
●	the Company will be able to effectively manage anticipated and unanticipated costs;
●	the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws;
●	the Company will be able to conduct its operations in a safe, efficient and effective manner;
●	general market conditions will be favourable with respect to the Company’s future plans and goals;
●	the Company will complete the ATM Program;
●	the Company’s will use of the net proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering as outlined;
●	the Company will list the Common Shares offered in the ATM Program and/or any future offering;

●	the ATM Program and connectFirst Credit Facility and/or any future offering will have the anticipated effects on the Business and operations of the Company;
●	the Company will reach the anticipated sales from continuing operations for the financial year ending October 31, 2024;
●	the Company will complete its proposed acquisitions;
●	same-store sales and consolidated gross margins will continue to increase in the first fiscal quarter of 2024 and beyond;
●	the Company will make meaningful increases to its revenue profile;
●	the Company will continue to increase its revenue through the first fiscal quarter of 2024, and the remainder of the year;
●	the Company will hit its forecasted revenue and sales projections for the first fiscal quarter of 2024;
●	the Company will deploy Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein and license this technology;
●	the Company will launch additional Cabana Cannabis Co. and NuLeaf Naturals branded SKUs on the timelines disclosed herein;
●	the Company will add the additional cannabis retail store locations to the Business, with Ontario representing the lion’s share of the increase, and remain on a positive growth trajectory;
●	the Company will complete the development of its cannabis retail stores;
●	the Company will continue to integrate and expand its CBD brands;
●	Cabana Club and Cabana ELITE loyalty programs membership will continue to increase; and
●	the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this MD&A and in documents incorporated by reference herein include:

●	the Company’s inability to attract and retain qualified members of Management to grow the Business and its operations;
●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;

●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other first parties;
●	the Company’s failure to complete future acquisitions or enter into strategic Business relationships;
●	interruptions or shortages in the supply of cannabis from time to time available to support the Company’s operations from time to time;
●	unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its Business and operations, including the Company’s inability to respond or adapt to such changes;
●	the Company’s inability to secure or maintain favourable lease arrangements or the required Authorizations necessary to conduct the Business and operations and meet its targets;
●	the Company’s inability to secure desirable retail cannabis store locations on favourable terms;
●	the Company will be unable to add any additional cannabis retail store locations to its Business;
●	risks relating to projections of the Company’s operations;
●	the Company’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company;
●	the Company will not complete the ATM Program;
●	the Company’s inability to list the Common Shares offered in the ATM Program and/or any future offering;
●	the Company’s failure to utilize the use of proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering as expected;
●	the ATM Program and connectFirst Credit Facility and/or any future offering will not have the anticipated effects on the Business and operations of the Company;
●	the Company inability to complete its proposed acquisitions;
●	same-store sales and/or consolidated gross margins will not increase, but decease and/or plateau;
●	the Company will not hit its forecasted revenue and sales projections for the first fiscal quarter of 2024;
●	Cabana Club and/or Cabana ELITE loyalty programs membership will decrease and/or plateau;
●	the Company will be unable to deploy Fastendr™ technology across the Company’s retail stores or upon on the timelines anticipated and will not be able to license this technology;
●	the Company will be unable to increase its revenue through the first fiscal quarter of 2024, and the remainder of the year, but that it will decease and/or plateau;
●	risk that the Company will be unable to launch additional Cabana Cannabis Co. and/or Nuleaf Naturals branded SKUs on the timelines disclosed herein or at all;
●	the Company will be unable to continue to integrate and expand its CBD brands;

●	the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions;
●	the Company will be unable to complete the development of any or all of its cannabis retail stores;
●	risks surrounding the legality of Delta-8 derived from hemp;
●	risks surrounding the uncertainty and legality of Delta-8 and Delta-9 state to state;
●	risk that the DEA could consider the Company’s Delta-8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States;
●	risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or this in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws;
●	risk that the Company’s Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana;
●	risks surrounding the sale of Hemp seeds;
●	risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all Business operations, (ii) be subject to other civil or criminal sanctions and/or (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and
●	risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.
●	Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.
●	In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future Business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.
●	These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” and “Risk Assessment” in this MD&A.

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

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on January 26, 2024 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3449. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended October 31, 2023 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this annual report on Form 40-F and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis of financial condition and results of operations for the twelve-month period ended October 31, 2023 is attached as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls Over Financial Reporting in the 2023 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2023 MD&A filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended October 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

The Code is attached hereto as Exhibit 99.8 to this Annual Report on Form 40-F. The code may also be obtained upon request from High Tide Inc.’s head office at #112, 11127 - 15th Street NE, Calgary, AB T3K 2M4, or by viewing the Registrant’s web site at https://hightideinc.com/wp-content/uploads/2023/01/Schedule-F-Code-of-Ethics-Final.pdf

All amendments to the code, and all waivers of the code with respect to any director, executive officer, or principal financial and accounting officers, will be posted on the Registrant’s web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended October 31, as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees, is made on page 65 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2023, information with respect to the Registrant’s known contractual obligations in Canadian dollars:

:
	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Accounts payable and accrued liabilities	$20,902	$20,902	$-	$-	$-
Notes payable	$12,644	$137	$12,428	$-	$79
Interest bearing loans and borrowings	$16,141	$16,141	$-	$-	$-
Derivative liability	$3,675	$3,675	$-	$-	$-
Convertible debentures	$8,708	$8,708	$-	$-	$-
Undiscounted lease obligations	$39,333	$9,627	$14,747	$9,333	$5,626
Total	$101,403	$59,190	$27,175	$9,333	$5,705

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

Board Diversity Matrix (reporting year ended October 31, 2023) (as of January 29, 2024)

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

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2023
99.2	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2023
99.3	Management’s Discussion and Analysis for the year ended October 31, 2023
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Code of Business Conduct and Ethics
99.9	Consent of Ernst & Young LLP, PCAOB ID No. 1263

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 29th day of January, 2024.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer