Form 40-F/A
period 2023-10-31
High Tide Inc.
filed 2024-07-16
CIK 1847409

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

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta

Canada T3K 2M4

(403) 770-9435

(Address and telephone number of Registrant's principal executive offices)

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

The number of common shares of the issuer outstanding as of October 31, 2023 was 75,287,047

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

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

High Tide Inc. (the "Corporation," "Registrant," or "High Tide") is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Corporation's common shares are listed on the TSX Venture Exchange and the Nasdaq Capital Market ("NASDAQ") under the trading symbol "HITI".

The Corporation is filing this Amendment No. 1 (this "Amendment") to its original Annual Report on Form 40-F for the year ended October 31, 2023, which was filed with the U.S. Securities and Exchange Commission on January 29, 2024 (the "Original 2023 Annual Report" and together with this Amendment, the "Annual Report"), in order to file Exhibit 97 to the Annual Report - Policy Regarding Recovery of Erroneously Awarded Compensation (the "Clawback Policy"). In addition, as required by Rule 12b-15 of the U.S. Securities and Exchange Act of 1934 (the "Exchange Act"), a new certification by the Registrant's principal executive officer and principal financial officer is filed herewith as Exhibits 99.4 and 99.5 to this Amendment, pursuant to Rule 13a-14(a) of the Exchange Act. Because no financial statements have been included in this Amendment, paragraphs 3, 4 and 5 of the certifications have been omitted. The Registrant is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

This Amendment consists of a cover page, this explanatory note, the signature page, the exhibit index, Exhibit 97, Exhibit 99.4, and Exhibit 99.5. Other than expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original 2023 Annual Report nor does this Amendment reflect any events that have occurred after the Original 2023 Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 15th day of July, 2024.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97**	Clawback Policy
99.1*	The Registrant's Annual Information Form for the fiscal year ended October 31, 2023
99.2*	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2023
99.3*	Management's Discussion and Analysis for the year ended October 31, 2023
99.4**	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6*	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Ernst & Young LLP, PCAOB ID No. 1263
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*  Previously filed as an exhibit to the Original 2023 Annual Report.
**  Filed as an exhibit to this Amendment.