Form 40-F/A
period 2024-10-31
High Tide Inc.
filed 2025-01-30
CIK 1847409

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

The number of common shares of the issuer outstanding as of October 31, 2024 was 80,787,017

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the

Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                                 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE FOR AMENDMENT NO. 1

High Tide Inc. (the “Corporation”) is filing this Amendment No. 1 (this “Amendment”) to its original Annual Report on Form 40-F for the year ended October 31, 2024, which was filed with the U.S. Securities and Exchange Commission on January 29, 2025 (the “Original 2024 Annual Report” and together with this Amendment, the “Annual Report”), to (1) correct certain typographical errors contained in certain sections of the Original 2024 Annual Report, including on the cover page, forward looking statements, cautionary note regarding future oriented financial information, code of ethics, and principal accountant fees and services, and (2) in order to file Exhibit 97 to the Annual Report – Policy Regarding Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) which was inadvertently missed.

Except as described above, the Original 2024 Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 2024 Annual Report and the Registrant’s other SEC filings.

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
Importantly, the FOFI contained in this Annual Report, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation’s products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the business, (iii) the Corporation’s ongoing inventory levels, and operating cost estimates, (iv) the Corporation’s net proceeds from the 2023 ATM Program, and September 2022 Credit Facility. The FOFI or financial outlook contained in this Annual Report, and in documents incorporated by reference herein do not purport to present the Corporation’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Factors”, FOFI or financial outlook within the Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.
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
The Code may be obtained upon request from High Tide Inc.’s head office at #112, 11127 - 15th Street NE, Calgary, AB T3K 2M4, or by viewing the Registrant’s web site site at https://hightideinc.com/wp-content/uploads/2023/11/Code-of-Ethics-Nov.-8-2023-Final.pdf.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended October 31, as Audit Fees, Audit-related Fees, Tax Fees, and All Other Fees, provided in the section entitled External Auditor Service Fees is made on page 59 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 30th day of January, 2025.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97**	Clawback Policy
99.1*	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2024
99.2*	Management’s Discussion and Analysis for the year ended October 31, 2024
99.3*	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2024
99.4**	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8**	Consent of Ernst & Young LLP, PCAOB ID No. 1263
101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed
** Filed herewith