Form 40-F/A
period 2024-10-31
High Tide Inc.
filed 2025-03-26
CIK 1847409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

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

High Tide Inc. (the “Corporation,” “Registrant,” or “High Tide”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Corporation's common shares are listed on the TSX Venture Exchange and the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “HITI”.

The Corporation is filing this Amendment No. 2 (this “Amendment”) to its original Annual Report on Form 40-F for the year ended October 31, 2024, which was filed with the U.S. Securities and Exchange Commission on January 29, 2025 (the “Original 2024 Annual Report”), as amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission on January 30, 2025 (“Amendment No. 1” and together with the Original 2024 Annual Report, the “Annual Report”), in order to (i) refile Exhibit 99.8 to the Annual Report – Consent of Ernst & Young LLP, which inadvertently referenced the incorrect file number of the Corporation’s Form F-10 registration statement and (ii) in order to correct the labeling of Exhibit 99.3 in the top right hand corner of Exhibit 99.3.

In addition, as required by Rule 12b-15 of the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”), a new certification by the Registrant’s principal executive officer and principal financial officer is filed herewith as Exhibits 99.4 and 99.5 to this Amendment, pursuant to Rule 13a-14(a) of the Exchange Act. Because no financial statements have been included in this Amendment, paragraphs 3, 4 and 5 of the certifications have been omitted. The Registrant is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Except as described above, the Annual Report remains unchanged. In addition, this Amendment does not reflect events occurring after the filing of the Original 2024 Annual Report or modify or update those disclosures. Accordingly, this Amendment should be read in conjunction with the Annual Report and the Registrant’s other SEC filings.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 26th day of March, 2025.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97**	Clawback Policy
99.1**	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2024
99.2*	Management’s Discussion and Analysis for the year ended October 31, 2024
99.3***	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2024
99.4***	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5***	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8***	Consent of Ernst & Young LLP, PCAOB ID No. 1263
101.INS***	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH***	Inline XBRL Taxonomy Extension Schema Document
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104***	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed as an exhibit to the Original 2024 Annual Report.
** Previously filed as an exhibit to Amendment No. 1.
*** Filed as an exhibit to this Amendment.