Form 40-F/A
period 2024-10-31
High Tide Inc.
filed 2025-04-24
CIK 1847409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 3)

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

The Corporation is filing this Amendment No. 3 (this “Amendment”) to its original Annual Report on Form 40-F for the year ended October 31, 2024, which was filed with the U.S. Securities and Exchange Commission on January 29, 2025 (the “Original 2024 Annual Report”), as amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission on January 30, 2025 (“Amendment No. 1”), and as further amended by Amendment No. 2 filed with the U.S. Securities and Exchange Commission on March 26, 2025 (“Amendment No. 2” and together with the Original 2024 Annual Report, Amendment No. 1, and this Amendment, the “Annual Report”), in order to refile Exhibit 99.3 – The Registrant’s Annual Information Form for the fiscal year ended October 31, 2024 – to correct typographical date errors on the cover page and first page which inadvertently stated that the date of the annual information was January 29, 2024 instead of January 29, 2025.
In addition, pursuant to the rules of the SEC, this Amendment also contains:

(i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002; and

(ii) new certifications required by 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, the Annual Report remains unchanged. In addition, this Amendment does not reflect events occurring after the filing of the Original 2024 Annual Report or modify or update those disclosures. Accordingly, this Amendment should be read in conjunction with the Original 2024 Annual Report and Amendment No. 1 and Amendment No. 2 and the Registrant’s other SEC filings.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 3 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 23th day of April, 2025.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97**	Clawback Policy
99.1**	Audited Consolidated Financial Statements for the fiscal year ended October 31, 2024
99.2*	Management’s Discussion and Analysis for the year ended October 31, 2024
99.3****	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2024
99.4****	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5****	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6****	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7****	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8***	Consent of Ernst & Young LLP, PCAOB ID No. 1263
101.INS****	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH****	Inline XBRL Taxonomy Extension Schema Document
101.CAL****	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF****	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB****	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE****	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104****	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed as an exhibit to the Original 2024 Annual Report.
** Previously filed as an exhibit to Amendment No. 1.
*** Previously filed as an exhibit to Amendment No. 2.
**** Filed as an exhibit to this Amendment.