Form 40-F
period 2025-10-31
High Tide Inc.
filed 2026-01-29
CIK 1847409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2025	Commission File Number: 001-40258

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

The number of common shares of the issuer outstanding as of October 31, 2025 was 87,235,986.

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
•the intention of the Corporation to complete any additional offering of securities of the Corporation and the aggregate amount of the total proceeds that the Corporation will receive pursuant to a $19,000,000 senior secured credit facility with Connect First Credit Unition Ltd. (“connectFirst”), with an initial 5- year term, at connectFirst’s floor interest rate (the “September 2022 Credit Facility”), the loan agreement with a wholly owned subsidiary of Cronos Group Inc. (“Cronos”) to secure convertible debt with a principal amount of $30 million (the “Junior Secured Loan”), or any future offering;
•the Corporation’s expected use of the net proceeds from the September 2022 Credit Facility, the Junior Secured Loan, or any future offering;
•the anticipated effects of the September 2022 Credit Facility, the Junior Secured Loan or any future offering on the business and operations of the Corporation;
•the listing of common shares offered in any future offering; and
•the Corporation’s ability to generate cash flow from operations and from financing activities.
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
•the Corporation will continue to attract, develop, motivate and retain highly qualified and skilled consultants or employees, as the case may be;

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
•the Corporation will be able to meet the requirements necessary to obtain or maintain authorizations required to conduct the business;
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
•the Corporation will use the net proceeds from the September 2022 Credit Facility, the Junior Secured Loan or any future offering as outlined;
•the Corporation will list the common shares offered in any future offering;
•the Corporation will make interest payments for the September 2022 Credit Facility and the Junior Secured Loan;
•the September 2022 Credit Facility, the Junior Secured Loan or any future offering will have the anticipated effects on the business and operations of the Corporation;
•the Corporation will reach the anticipated sales from continuing operations;
•the Corporation will complete its proposed acquisitions;
•same-store sales and consolidated gross margins will continue to increase;
•the Corporation will make meaningful increases to its revenue profile;
•the Corporation will continue to increase its revenue;

•the Corporation will hit its forecasted revenue and sales projections;
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
•the Corporation’s inability to list the common shares offered in any future offering;

•the Corporation’s failure to utilize the use of proceeds from the September 2022 Credit Facility, the Junior Secured Loan or any future offering as expected;
•the Corporation’s inability to make interest payments for the September 2022 Credit Facility or the Junior Secured Loan;
•the Corporation inability to complete its proposed acquisitions;
•same-store sales or consolidated gross margins will not increase, but decease or plateau;
•the Corporation will not hit its forecasted revenue and sales projections;
•the Corporation will be unable to increase its revenue, but that it will decease or plateau;
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
•risks surrounding the legality of Delta-9 THC-A;
•risks surrounding the change to the federal definition of “Hemp” as contained in the Continuing Resolution and Appropriations Package (H.R. 5371), which may limit sales of the Corporation’s products;
•risk that the U.S. Drug Enforcement Administration (“DEA”) could consider Delta-8 tetrahydrocannabinol (“Delta-8”) products an illegal controlled substance under the Controlled Substance Act of 1970 (U.S.) (“U.S. CSA”) or Federal Analogue Act in the United States;
•risk that changes to state laws and regulations could render hemp products unlawful or significantly narrow the scope of permissible products;
•risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products or this in-process Hemp extract are/is a Schedule I controlled substance in violation of the U.S. CSA and similar State laws;
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
Importantly, the FOFI contained in this Annual Report, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation’s products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the business, (iii) the Corporation’s ongoing inventory levels, and operating cost estimates, (iv) the Corporation’s net proceeds from the September 2022 Credit Facility and the Junior Secured Loan. The FOFI or financial outlook contained in this Annual Report, and in documents incorporated by reference herein do not purport to present the Corporation’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Factors”, FOFI or financial outlook within the Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.
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
Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on January 28, 2026 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3571. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ.
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this annual report on Form 40-F:
A. Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended October 31, 2025 is attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements
The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.
C. Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis of financial condition and results of operations for the twelve-month period ended October 31, 2025 is attached as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.
TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls Over Financial Reporting in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

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
The Code may be obtained upon request from High Tide Inc.’s head office at #112, 11127 - 15th Street NE, Calgary, AB T3K 2M4, or by viewing the Registrant’s web site at https://hightideinc.com/wp-content/uploads/2023/11/Code-of-Ethics-Nov.-8-2023-Final.pdf.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended October 31, as Audit Fees, Audit-related Fees, Tax Fees, and All Other Fees, provided in the section entitled External Auditor Service Fees is made on page 54 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report.

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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists as of October 31, 2025, information with respect to the Registrant’s known contractual obligations in Canadian dollars (in thousands):

Contractual Obligations
	Total	Less than one year	1-3 years	3-5 years	Greater than 5 years
Accounts payable and accrued liabilities	$ 47,251	$ 47,251	$ —	$ —	$ —
Income tax payable	$ 7,189	$ 7,189	$ —	$ —	$ —
Notes payable	$ 20,258	$ 1,682	$ 3,366	$ 14,949	$ 261
Interest bearing loans and borrowings	$ 17,003	$ 11,853	$ 5,150	$ —	$ —
Secured Debentures	$ 21,900	$ 1,800	$ 3,600	$ 16,500	$ —
Junior Secured Convertible Loan	$ 35,750	$ 1,200	$ 2,400	$ 32,149	$ —
Undiscounted lease obligations	$ 65,128	$ 13,181	$ 23,029	$ 14,682	$ 14,236
Total	$ 214,478	$ $84,156	$ 37,545	$ 78,280	$ 14,497

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

DATED the 29th day of January, 2026.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97
Clawback Policy ((incorporated herein by reference to Exhibit 97 to the annual report on Form 40-F (File No. 001-40258), as amended, initially filed with the Securities and Exchange Commission on January 29, 2025)

99.1	Audited Consolidated Financial Statement for the Fiscal year ended October 31, 2025
99.2	Management’s Discussion and Analysis for the year ended October 31, 2025
99.3	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2025
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company, PCAOB ID No. 731
99.9	Consent of Consent of Ernst & Young LLP, PCAOB ID No. 1263
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)