Form 40-F/A
period 2025-10-31
High Tide Inc.
filed 2026-02-03
CIK 1847409

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

High Tide Inc. (the “Corporation”) is filing this Amendment No. 1 (this “Amendment”) to its original Annual Report on Form 40-F for the year ended October 31, 2025, which was filed with the U.S. Securities and Exchange Commission on January 29, 2026 (the “Original 2025 Annual Report” and together with this Amendment, the “Annual Report”), to (1) correct certain typographical errors contained in certain sections of the Original 2025 Annual Report, including the forward looking statements, cautionary note regarding future oriented financial information, notice to United States readers - differences in United States and Canadian reporting practices, principal documents, disclosure controls and procedures, management’s annual report on internal control over financial reporting, changes in internal control over financial reporting and principal accountant fees and services, (2) refile Exhibit 99.8 to the Annual Report – Consent of Davidson & Company, which inadvertently omitted the signature of the auditor and (3) refile Exhibit 99.9 to the Annual Report – Consent of Ernst & Young LLP, which inadvertently omitted the signature of the auditor.

Except as described above, the Original 2025 Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 2025 Annual Report and the Registrant’s other SEC filings.

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
Readers are cautioned that the foregoing list of factors are not exhaustive. The Corporation provides no assurance that forward-looking statements contained in this Annual Report and documents incorporated by reference herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements, and, in evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in the Annual Information Form, filed as Exhibit 99.3 to this Annual Report, and in the other documents incorporated by reference herein, which may cause actual results to differ materially from the results, performance or achievements of the Corporation expressed or implied by any forward-looking statements.
The forward-looking statements contained herein are made as of the date of this Annual Report and as of the date of the documents incorporated by reference herein, and except as required by applicable securities laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.
CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION
This Annual Report, and documents incorporated by reference herein, may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws and analogous U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Corporation’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” in the Annual Information Form, filed as Exhibit 99.3 to this Annual Report, and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital expenditures and operating costs, taxation rates for the Corporation and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this Annual Report, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Corporation’s products, (ii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the business, (iii) the Corporation’s ongoing inventory levels, and operating cost estimates, (iv) the Corporation’s net proceeds from the September 2022 Credit Facility and the Junior Secured Loan. The FOFI or financial outlook contained in this Annual Report, and in documents incorporated by reference herein do not purport to present the Corporation’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Factors”, FOFI or financial outlook within the Annual Information Form, filed as Exhibit 99.3 to this Annual Report, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.
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
NOTICE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.1, and incorporated herein by reference, to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.
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
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this annual report on Form 40-F:
A. Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended October 31, 2025 is attached as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements
The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.
C. Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis of financial condition and results of operations for the twelve-month period ended October 31, 2025 is attached as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein.
TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls Over Financial Reporting in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
The information provided in the section entitled Disclosure Controls and Procedures and Internal Controls over Financial Reporting in the 2025 Management’s Discussion and Analysis filed as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Tabular disclosure of the amounts billed to us by our independent auditors for each of our last two fiscal years ended October 31, as Audit Fees, Audit-related Fees, Tax Fees, and All Other Fees, provided in the section entitled External Auditor Service Fees is made on page 54 of the Annual Information Form, filed as Exhibit 99.3 to this Annual Report.

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

DATED the 3rd day of February, 2026.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name:	Raj Grover
Title:	Founder, President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97*
Clawback Policy ((incorporated herein by reference to Exhibit 97 to the annual report on Form 40-F (File No. 001-40258), as amended, initially filed with the Securities and Exchange Commission on January 29, 2025)

99.1*	Audited Consolidated Financial Statements for the Fiscal year ended October 31, 2025
99.2*	Management’s Discussion and Analysis for the year ended October 31, 2025
99.3*	The Registrant’s Annual Information Form for the fiscal year ended October 31, 2025
99.4**	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8**	Consent of Davidson & Company, PCAOB ID No. 731
99.9**	Consent of Consent of Ernst & Young LLP, PCAOB ID No. 1263
101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed
** Filed herewith